PSIVIDA LIMITED
Level 12, BGC Centre
28 The esplanade, Perth
WA 6000 Australia

May 16, 2006

Michael J. Soja
34 Musket Lane
Sudbury, MA 01776

Dear Mr. Soja:

On behalf of the Board of Directors of pSivida Limited, an Australian corporation, I am pleased to offer you, Michael Soja (referred to herein as “you” or “Executive”), the following employment agreement pursuant to this letter (the “Agreement”):

1. Employment: The Company (as defined in Section 8(d) below) agrees to employ you, and you agree to serve in the Company’s employ, on and subject to the terms and conditions hereinafter set forth.

2. Duties and Responsibilities: You will hold the title of and will serve as Vice President, Finance and Chief Financial Officer of the Company and, in such capacities, will be an Executive Officer (as defined in Section 8(d) below) of the Company and shall report directly and solely to the Company’s Principal Executive Officer (as defined in Section 8(d) below). You agree to work full-time at your positions with the Company and to devote your entire working time, skill and attention to the discharge of your duties and responsibilities and to promoting the best interests of the Company. Your duties and responsibilities shall include all accounting and financial matters of the company and those duties and responsibilities typically undertaken by such offices as may be assigned to you from time to time by the Principal Executive Officer or Board of Directors of the Company. Participation in charitable and professional organizations is allowed so long as such activities do not interfere with your duties and responsibilities or compete with the business and activities of the Company. In the same manner as above, you will also hold the title of and serve as Vice President, Finance and Chief Financial Officer of pSivida Inc. (the “Subsidiary”). You will also serve as a member of the board of directors of the Subsidiary.

3. Term: The term of your employment will be from the date hereof until such time as your employment is terminated in accordance with, and subject to the obligations set forth in, Section 8 and elsewhere in this Agreement.

4. Compensation: You shall receive compensation commensurate with that received by the other Executive Officers of the Company, including without limitation the following initial terms:

(a) Base Salary: Your base salary as of the date hereof will be Two Hundred Seventy-Two Thousand, Four Hundred and Ninety-Seven Dollars ($272,497) per year (the “Base Salary”), payable semi-monthly or in accordance with the policies and procedures of the Company as in effect from time to time, provided that in the event the Company in its sole discretion increases Executive’s Base Salary above $272,497, the Base Salary as so increased will be referred to as “Base Salary”. Notwithstanding anything contrary in this Agreement, the Company will review your Base Salary on an annual basis and may elect to increase (but not decrease without your agreement) it pursuant to such review.

(b) Bonus: In addition to your base salary, you will be eligible to receive an annual cash bonus in an amount to be determined by the Company or the Company’s Board of Directors, as the case may be (the “Bonus”).

(c) Stock Options: You will be eligible to participate in the Company’s Employee Share Option Plan in accordance with the terms and guidelines thereof. The issuance of options and shares thereunder shall be subject to the approval of the Board of Directors or shareholders of the Company. Notwithstanding the foregoing, the Company agrees that you will receive grants of stock options commensurate with those received by other Executive Officers of the Company. In addition, as soon as practicable after the execution of this Agreement, you will be granted options to purchase 250,000 of the Company’s ordinary shares at an exercise price and subject to vesting and expiration as determined by the Company or the Company’s Board of Directors, as the case may be.

The initial terms set forth above in this Section 4 shall be subject to review and adjustment on an annual basis to ensure that your overall compensation package is commensurate with the compensation package, including base salary, bonus and stock options grants, of other Executive Officers of the Company.

5. Expenses: You shall be reimbursed for reasonable business-related expenses in accordance with applicable policies and procedures of the Company as in effect from time to time.

6. Vacation and Fringe Benefits: You will be entitled to four (4) weeks’ paid vacation per calendar year. In addition you will be entitled to fringe benefits in accordance with the policies of the Company, but in any event at a level not less than that provided to the Company’s other Executive Officers, which benefits shall include, without limitation, (i) participation in any employee pension benefit plan within the meaning of Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including any 401(k) savings plan adopted or maintained by the Company made generally available to U.S. executives of the Company and (ii) participation in any health insurance, disability insurance, group life insurance or any other employee welfare benefit plan within the meaning of Section 3(1) of ERISA made generally available to Executive Officers of the Company.

7. Taxes: All payments made to you pursuant to this Agreement or otherwise in connection with your employment shall be subject to the usual withholding practices of the Company and will be made in compliance with existing federal and state requirements regarding the withholding of tax. Moreover, should any benefit payment that is described in this Agreement be subject to Section 409A of the Internal Revenue Code of 1986 as amended, the Company agrees that, subject to your instruction, it is authorized to, and agrees to, make payments in a manner that complies with the requirements of Section 409A to the fullest extent possible. However, in the event that one or more provisions of Section 409A is violated, the Company shall not be responsible for the payment of any tax liability, penalties or interest that are imposed upon you as a result of said violation, nor shall the Company be under any obligation to make you whole or otherwise compensate you for such additional liability, unless such violation results from any action or failure to act by the Company, contrary to its obligations under this Paragraph.

8. Termination and Severance Benefits: Either you or the Company may at any time terminate your employment with the Company after giving two weeks’ notice to the other party, in which case the obligations of the parties and the termination and severance benefits and payments payable upon termination will be as described in this Section 8.

(a) Termination Upon Death or Disability: If you cease to be an employee of the Company as a result of death or Disability, the Company will have no further obligation or liability to you hereunder other than for payment in cash within five calendar days after the date of termination of (i) Base Salary earned and unpaid at the date of termination, (ii) Bonus earned but unpaid at the date of termination, if any, and (iii) compensation for accrued vacation, if any (collectively, the “Accrued Obligations”). However, nothing in this Agreement shall adversely affect your rights or those of your family or beneficiaries under any applicable plans, policies or arrangements of the Company or any other agreement in effect between you and the Company or any subsidiary thereof.

(b) Termination by the Company for Cause or by You Without Good Cause: If the Company terminates your employment for Cause (as defined in Section 8(d)) or if you terminate your employment other than for Good Cause (as defined in Section 8(d)), the Company shall have no further obligation or liability to you hereunder other than for payment of Accrued Obligations.

(c) Termination by the Company Without Cause or by You for Good Cause: If the Company terminates your employment other than for Cause, or you terminate your employment for Good Cause, then, in addition to payment of the Accrued Obligations, you shall receive the following:

(i) Lump Sum Severance Payment:

(A) If such termination occurs on or before December 31, 2007, then the Company will pay you, within thirty (30) days following the later of (a) the termination of employment, or (b) the date you deliver to the Company a release of claims in the form attached hereto as Exhibit A (the “Payment Date”), a lump-sum cash amount equal to 200% of the sum of (x) your annual Base Salary, plus (y) the greater of (1) 100 percent of your bonus for the completed year immediately preceding the year in which your employment is terminated, and (2) 100 percent of your bonus for the immediately preceding employment year. The Company will also pay you on the Payment Date a pro rata portion of your Maximum Bonus for the year of termination.

(B) If such termination occurs after December 31, 2007, then the Company will pay you on the Payment Date in the manner set forth below in this Section 8(c)(i)(B), a lump sum amount equal to 100% of the sum of (x) your annual Base Salary, plus (y) the greater of (1) 100 percent of your bonus for the completed year immediately preceding the year in which your employment is terminated, and (2) 100 percent of your bonus for the immediately preceding employment year. The Company will also pay you on the Payment Date a pro rata portion of your Maximum Bonus for the year of termination. If such termination occurs after December 31, 2007, the total amount due under this Section 8(c)(i)(B) shall be paid on the Payment Date in the following manner: (a) you will be paid a lump-sum cash payment equal to 50% of the total amount due under this Section 8(c)(i)(B), and (b) at the Company’s option (I) you will be granted that number of shares of the common equity or ADRs, as the case may be, of the Company traded in the U.S. equal to 50% of the total amount due under this Section 8(c)(i)(B) divided by the Fair Market Value Per Share (as defined in Section 8(d) below), or (II) you will be paid a lump-sum cash payment equal to the remaining fifty percent (50%) of the total amount due under this Section 8(c)(i)(B). The Company will use commercially reasonable efforts to provide for the registration of any shares granted pursuant to clause 8(c)(i)(B)(b)(I), and you agree to cooperate with the Company in effecting any such registration. In no event shall the Company be required to file a separate registration statement to register such shares.

(ii) If such termination occurs on or before December 31, 2007, the Company will continue, for a period of two (2) years from the date of termination, to provide you with medical benefits under (as the case may be) the Company’s group medical, dental and vision plan provided to Executive Officers of the Company. If such termination occurs after December 31, 2007, the Company will continue, for a period of one (1) year from the date of termination, to provide you with medical benefits under (as the case may be) the Company’s group medical, dental and vision plan provided to Executive Officers of the Company. To the extent that the Company is unable to provide such benefits to you under its existing plans, the Company will pay you cash amounts equal to your costs of obtaining medical, dental and vision coverage comparable to the coverage previously provided under the Company’s plans.

(iii) If such termination occurs on or before December 31, 2007, the Company will continue, for a period of two (2) years from the date of termination, to provide you with benefits under (as the case may be) the Company’s life insurance arrangements and disability arrangements provided to Executive Officers of the Company. If such termination occurs after December 31, 2007, the Company will continue, for a period of one (1) year from the date of termination, to provide you with benefits under (as the case may be) the Company’s life insurance arrangements and disability arrangements provided to Executive Officers of the Company. To the extent that the Company is unable to provide such benefits to you under its existing plans, including any conversion rights provided under such plans, the Company will pay you cash amounts equal to the cost the Company would have incurred to provide those benefits to you had you continued to be employed by the Company.

(iv) Notwithstanding the terms of any awards of stock options or restricted stock, all options to purchase Company stock held by you will automatically and immediately vest and become exercisable upon such termination and remain exercisable for a period of one (1) year following the date of termination (except that incentive stock options shall be exercisable for only three (3) months thereafter), and all restricted stock held by you pursuant to any restricted stock plans or arrangements of the Company shall automatically and immediately vest and no longer be subject to forfeiture. The Company agrees that it will not exercise any right that the Company has to purchase, repurchase or reacquire all or any part of such vested stock.

(v) Payments under this Agreement shall be made without regard to whether the deductibility of such payments (or any other payments to or for the benefit of Executive) would be limited or precluded by Internal Revenue Code Section 280G and without regard to whether such payments (or any other payments) would subject Executive to the federal excise tax levied on certain "excess parachute payments" under Internal Revenue Code Section 4999; provided, that if the total of all payments to or for the benefit of Executive, after reduction for all federal taxes (including the tax described in Internal Revenue Code Section 4999, if applicable) with respect to such payments ("Executive's total after-tax payments"), would be increased by the limitation or elimination of any payment under this Agreement, amounts payable under this Agreement (whether in the form or cash, stock or otherwise) shall be reduced to the extent, and only to the extent, necessary to maximize Executive's total after-tax payments. The determination as to whether and to what extent payments under this Agreement are required to be reduced in accordance with the preceding sentence shall be made at the Company's expense by such accounting, legal or consulting firm as the Company and the Executive may agree. In the event payments under this Agreement are required to be limited or eliminated pursuant to this Section 8(c)(v), the Executive, in his or her sole discretion, shall determine which payments (e.g., cash payments or stock payments) shall be limited or eliminated. In the event of any underpayment or overpayment under this Agreement, as determined under this Section 8(c)(v), the amount of such underpayment or overpayment shall forthwith be paid to Executive or refunded to the Company, as the case may be.

(d) Definitions: The following terms shall have the meanings set forth below:

“Cause” shall mean, in respect of the termination of your employment by the Company, a termination for one of the following reasons only: (a) willful malfeasance or gross negligence in your performance of the duties of your position that has a material adverse effect on the Company, (b) the material breach by you while you are an employee of the Company of Sections 1, 2, 3, 5 and 7(2) of the Employee Confidentiality, Proprietary Rights and Noncompetition Agreement, dated Februarly 26, 2001, between pSivida Inc. and the Executive (the “ECPRNA”), (c) fraud or dishonesty by you with respect to the Company or your employment with the Company, or (d) your conviction of any felony (including, in each case, entry of a guilty or nolo contendere plea and excluding traffic violations or similar minor offenses). The Company may treat a termination of your employment as termination for Cause only after (i) giving you written notice of the intention to terminate for Cause, including a description of the conduct that the Company believes constitutes the basis for a Cause termination, and of your right to a hearing by the Company’s Board of Directors, (ii) in the event of a termination under clause (a), (b) or (c) above, providing you with a 30-day period in which to cure the conduct giving rise to the Company’s notice of a Cause termination, (iii) at least 30 days but not more than 45 days after giving the notice, conducting a hearing by the Board at which you may be represented by counsel, and (iv) giving you written notice of the results of the hearing and the factual basis for the Board’s determination of Cause, which shall require a vote of a majority of the members of the Board then in office other than yourself. For purposes of this definition of Cause, no act or omission shall be considered to have been “willful” unless it was not in good faith and Executive had knowledge at the time that the act or omission was not in the best interest of the Company. Except in connection with your opportunity, if any, to cure the conduct giving rise to the Company’s notice of termination for Cause as set forth in clause (ii) above, nothing in the foregoing sentence shall prevent the Company from terminating your employment pending any determination of Cause as set forth in the foregoing sentence, any such determination shall be retroactive to the date of termination and the Company shall not be obligated to compensate you hereunder for the period from such termination until such time, if any, as the Company’s Board of Directors determines that such termination was not for Cause. Notwithstanding the foregoing, Cause shall not include an act or failure to act based on (w) authority given pursuant to a resolution duly adopted by the Company’s Board of Directors, (x) the advice of outside counsel of the Company, (y)  any incapacity resulting from Disability or (z) any actual or anticipated act or failure to act for which notice is provided by the Company after you have provide written notice of a termination for Good Cause.

“Company” shall mean pSivida Limited and any successor of pSivida Limited (including without limitation a successor by merger, sale, consolidation, reorganization or other business combination or by acquisition of assets or equity of pSivida Limited), provided if any such successor has a parent, then Company shall mean the ultimate parent corporation.

“Disability” shall mean physical or mental incapacity of a nature which prevents you, in the professional judgment of your physician or, at the Company’s election, a board-certified physician mutually agreed upon by the Company and you, from performing the essential functions of your position with the Company with or without a reasonable accommodation for a period of one hundred and twenty (120) consecutive days or one hundred eighty (180) days during any consecutive 12-month period.

“Executive Officer” shall have the same meaning as the term “officer” under Rule 16a-1(f) of the Securities Exchange Act of 1934.

“Fair Market Value Per Share” shall mean the average of the closing price of the Company’s common stock or ADRs, as the case may be, on the Nasdaq National Market (or relevant exchange, if not the Nasdaq National Market) for each of the ten (10) trading days ending on the trading day that is four (4) full trading days prior to the Payment Date. Notwithstanding the foregoing, in the event the Company elects under Section 8(c)(i)(B) to grant shares subject to any restrictions, then for purposes of determining Fair Market Value per Share, the closing price of the Company’s common stock or ADRs, as the case may be, on the Nasdaq National Market (or relevant exchange, if not the Nasdaq National Market) for each of such ten (10) trading days shall be 90% of the actual closing price on the Nasdaq or such exchange.

“Good Cause” shall mean, in respect of the termination of your employment by you, a termination for one of the following reasons only: (i) failure by the Company to maintain you in the positions of Vice President, Finance and Chief Financial Officer of the Company, without your consent, (ii) failure by the Company to maintain you as an Executive Officer of the Company, (iii) a material diminution of your duties and responsibilities in such positions or a material diminution of your authority with respect to such positions, as described in Section 2 hereof, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by you, (iv) any change in your reporting relationship, as described in Section 2 hereof, such that you no longer report directly to the Principal Executive Officer; (v) a breach by the Company of Section 4 or any other material term of this Agreement, or (vi) relocation of your principal place of work to a location more than thirty (30) miles from your address as set forth in Section 14 below, without your prior consent. You may treat a resignation from employment as termination for Good Cause only after (a) giving the Company written notice of the intention to terminate for Good Cause, (b) providing the Company at least 15 days after receipt of such notice to cure the conduct or action giving rise to Good Cause, and (c) if applicable, the Company has failed to cure the action or conduct giving rise to Good Cause during the 15 day cure period.

“Maximum Bonus” payable in a year will be calculated assuming all bonus targets or formulas for determining the bonus in such year had been met if Executive and Board had, prior to the termination of Executive's employment, agreed on such targets or formulas. If no such targets or formulas have been set as of such termination date, then the Maximum Bonus shall be deemed to be the greater of (x) 100 percent of his bonus for the completed year immediately preceding the year in which his employment is terminated, and (y) 100 percent of his bonus for the immediately preceding employment year.

“Principal Executive Officer” shall mean the Company’s highest ranking executive officer, whether such individual holds the title of Chief Executive Officer, Managing Director, or Managing Executive Director.

“$” shall mean US$.

(e) Release: Notwithstanding anything to the contrary contained in this Agreement, in order for you to be eligible for any severance benefits under this Section 7, you must execute and deliver to the Company (and not revoke within seven (7) days of executing) the release of claims in the attached as Exhibit A hereto.

9. Fees and Expenses: In the event of Executive's termination of employment, the Company will pay any and all fees and expenses (including legal fees and other costs of arbitration or litigation) that may be incurred by Executive in enforcing his rights under this Agreement.

10. No Duty to Mitigate; No Offset: Benefits payable under this Agreement as a result of termination of Executive’s employment will be considered severance pay in consideration of his past service and his continued service, and his entitlement thereto will neither be governed by any duty to mitigate his damages by seeking further employment nor offset by any compensation that he may receive from other employment following the date of termination. Notwithstanding the foregoing, you agree that the Company may cease its payment for, or provision of, one or more of the continued benefits under Section 8(c)(ii) or 8(c)(iii) during the periods set forth therein following the date of your termination from employment to the extent that you obtain comparable benefit coverage with another employer. This provision shall be applied in an ad seriatim basis so that the Company may only cease payment of those comparable benefits that you obtain with another employer. You agree to notify the Company as soon as practicable in the event that you obtain comparable coverage or benefits during the period noted above and you acknowledge that the Company’s obligation to continue payment for, or provision of, benefits shall cease from and after the date you obtain comparable coverage.

11. Indemnification: To the extent permitted by law, the Company will defend, indemnify and hold Executive harmless from and against any and all losses, liabilities, damages, expenses (including attorneys' fees and costs), actions, causes of action or proceedings arising directly or indirectly from Executive's performance of this Agreement or services as an employee and/or officer of the Company. Executive may retain his own counsel to defend himself in such actions, and the Company will pay for the reasonable costs and expense of such counsel. This indemnification is in addition to any right of indemnification to which Executive may be entitled under the Company's Articles of Incorporation and By-laws, any separate indemnification agreements between the Company and Executive, and any insurance policies that may be maintained by the Company.

12. Rights of Survivors: If Executive dies after becoming entitled to benefits under this Agreement following termination of employment but before all such benefits have been provided, (a) all unpaid cash amounts will be paid to the beneficiary that has been designated by Executive in writing (the “beneficiary”), or if none, to Executive's estate, (b) all applicable insurance coverage will be provided to Executive's family as though Executive had continued to live, and (c) any stock options that become exercisable under Section 8 will be exercisable by the beneficiary, or if none, the estate.

13. Successors: This Agreement will inure to and be binding upon the Company's successors. The Company will require any successor to all or substantially all of the business and/or assets of the Company by sale, merger or consolidation (where the Company is not the surviving corporation), lease or otherwise, to assume this Agreement expressly. This Agreement is not otherwise assignable by the Company or the Executive.

14. Notices: Any notices required or permitted to be sent under this Agreement shall be effective when delivered by hand or mailed by registered or certified mail, return receipt requested, and addressed as follows:

If to the Company:

pSivida Limited
Level 12, BGC Centre
28 The Esplanade, Perth
WA 6000 Australia
GPO Box 2535
Perth, WA 6831

Attn: Chief Executive Officer, pSivida Limited

With a copy to:

Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, NY 10178
Attn: Lawrence Goodman, Esq.

If to Executive:

Michael J. Soja
34 Musket Lane
Sudbury, MA 01776

Either party may change its address for receiving notices by giving notice to the other party.

15. Waiver: The failure of either party to enforce any of the provisions of this Agreement shall not be deemed a waiver thereof. No provision of this Agreement shall be deemed to have been waived or modified unless such waiver or modification shall be in writing and signed by both parties hereto.

16. Entire Agreement; Termination: This Agreement shall constitute the entire agreement of the parties pertaining to this subject matter and shall supersede all prior agreements, representations and understandings of the parties with respect to such subject matter. Any and all employment, severance, compensation, or other agreements and arrangements between the Executive and the Company or any subsidiary thereof, whether dating from before or after December 30, 2005 (including, without limitation, the Severance Agreement, dated February 20, 2004, between the executive and the pSivida Inc., as amended, and the Amended and Restated Change of Control Agreement, dated August 17, 2004, between the Executive and pSivida Inc.) are hereby terminated and of no further force and effect, and no parties shall have any further rights, obligations or liabilities thereunder; provided, however, that, except as otherwise set forth herein (i) the Retention Agreement, dated September 29, 2005, between the Executive, pSivida Inc. and the Company, (ii) the ECPRNA, (iii) the Deferred Vesting Agreement, and (iv) all Restricted Stock Award Agreements and Option Agreements shall remain in full force and effect in accordance with their terms.

17. Partial Invalidity: If any provision in this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions nevertheless shall continue in full force and effect without being impaired or invalidated in any manner.

18. Counterparts: This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

19. Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts. The parties agree that any action to enforce the terms of this Agreement shall be commenced in, and subject to the exclusive jurisdiction of, Suffolk County, Boston, Massachusetts.

20. Surviving Provision: This Agreement shall terminate upon the termination of your employment with the Company for any reason; provided, however, that the provisions of Sections 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 19 and 20 hereof (and any other operative provisions of this Agreement which, by logical extension, are necessary to interpret and enforce this Agreement so as to give effect to the parties’ intent) shall survive the termination of your employment for any reason and the termination of this Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement the day and year first above written.

PSIVIDA LIMITED By: /s/Gavin Rezos Name: Gavin Rezos Title: Managing Director

EXECUTIVE

By: /s/Michael Soja
Name: Michael Soja

EXHIBIT A

RELEASE OF CLAIMS

FOR AND IN CONSIDERATION OF the benefits to be provided me in connection with the termination of my employment, as set forth in the employment agreement between me and pSivida Limited (the “Company”) dated as of __________ (the “Agreement”), which benefits are subject to my signing of this Release of Claims and to which I am not otherwise entitled, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, I, on my own behalf and on behalf of my heirs, executors, administrators, beneficiaries, representatives and assigns, and all others connected with me, hereby release and forever discharge the Company, its subsidiaries and other affiliates and all of their respective past, present and future officers, directors, trustees, shareholders, employees, agents, general and limited partners, members, managers, joint venturers, representatives, successors and assigns, and all others connected with any of them, both individually and in their official capacities, from any and all causes of action, rights and claims of any type or description, known or unknown, which I have had in the past, now have, or might now have, through the date of my signing of this Release of Claims, in any way resulting from, arising out of or connected with my employment by the Company or any of its subsidiaries or other affiliates or the termination of that employment or pursuant to any federal, state or local law, regulation or other requirement (including without limitation Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Americans with Disabilities Act, and the fair employment practices laws of the state or states in which I have been employed by the Company or any of the subsidiaries or other affiliates, each as amended from time to time).

Excluded from the scope of this Release of Claims is (i) any claim arising under the terms of the Agreement and (ii) any right of indemnification or contribution that I have pursuant to the Certificate of Incorporation, Constitution, By-Laws or other governing documents of the Company or any of its subsidiaries or other affiliates.

In signing this Release of Claims, I acknowledge my understanding that I may not sign it prior to the termination of my employment, but that I may consider the terms of this Release of Claims for up to twenty-one (21) days (or such longer period as the Company may specify) from the later of the date my employment with the Company terminates or the date I receive this Release of Claims. I also acknowledge that I am advised by the Company and its affiliates to seek the advice of an attorney prior to signing this Release of Claims; that I have had sufficient time to consider this Release of Claims and to consult with an attorney, if I wished to do so, or to consult with any other person of my choosing before signing; and that I am signing this Release of Claims voluntarily and with a full understanding of its terms.

I further acknowledge that, in signing this Release of Claims, I have not relied on any promises or representations, express or implied, that are not set forth expressly in the Agreement. I understand that I may revoke this Release of Claims at any time within seven (7) days of the date of my signing by written notice to the General Counsel of the Company and that this Release of Claims will take effect only upon the expiration of such seven-day revocation period and only if I have not timely revoked it.

Intending to be legally bound, I have signed this Release of Claims under seal as of the date written below.

Signature: _____________________________________________

Name (please print): ______________________________________

Date Signed: ___________________________________________